Exhibit 12.1
Northwest Pipeline Corporation Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions)

						For the	For the
						Six Months	Six Months
						Ended	Ended
	For the Year Ended December 31,					June 30,	June 30,
	2001	2002	2003	2004	2005	2005	2006
Earnings:
Income before income taxes	$107,173	$129,381	$117,812	$123,434	$111,949	$57,045	$52,285
Add:
Interest on long-term debt	25,670	25,577	37,144	38,721	38,164	19,223	19,189
Other interest expense	5,302	2,688	3,388	3,368	3,389	1,715	1,913
Rental expense representative of interest factor	2,020	1,783	1,350	1,002	854	446	367

Total earnings, as adjusted, plus fixed charges	$140,165	$159,429	$159,694	$166,525	$154,356	$78,429	$73,754

Fixed Charges:
Interest expense on long-term debt	$25,670	$25,577	$37,144	$38,721	$38,164	$19,223	$19,189
Other interest expense	5,302	2,688	3,388	3,368	3,389	1,715	1,913
Rental expense representative of interest factor	2,020	1,783	1,350	1,002	854	446	367

Total fixed charges	$32,992	$30,048	$41,882	$43,091	$42,407	$21,384	$21,469

Ratio of earnings to fixed charges	4.25	5.31	3.81	3.86	3.64	3.67	3.44

For the purposes of this ratio (i) earnings consist of income before fixed charges and income taxes for the Company, and (ii) fixed charges consist of interest and debt expense on all indebtedness (without reduction for interest capitalized) and that portion of rental payments on operating leases estimated to represent an interest factor for the Company.